UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Getty Images Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

374275105

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-8310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Koch Icon Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,499,253 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,499,253 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,499,253 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (2)
14	TYPE OF REPORTING PERSON OO

*	See Items 5 and 6.
(1)	Represents 80,499,253 shares of Class A common stock (the “Public Shares”) of Getty Images Holdings, Inc. (the “Issuer”) held by Koch Icon Investments, LLC (“Koch Icon”).
(2)	Calculated using 394,703,178 Public Shares outstanding as of September 1, 2022, as set forth in the Issuer’s registration statement on Form S-1 filed with the SEC on September 2, 2022.

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1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,499,253 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,499,253 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,499,253 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (2)
14	TYPE OF REPORTING PERSON CO

*	See Items 5 and 6.
(1)

Represents 80,499,253 Public Shares held by Koch Icon. These Issuer securities may be deemed to be beneficially owned by Koch Industries, Inc. (“Koch Industries”) by virtue of Koch Industries’ indirect beneficial ownership of Koch Icon.

(2)	Calculated using 394,703,178 Public Shares outstanding as of September 1, 2022, as set forth in the Issuer’s registration statement on Form S-1 filed with the SEC on September 2, 2022.

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Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Public Shares”) of Getty Images Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 605 5th Ave. S. Suite 400, Seattle, WA 98104. The Public Shares are listed on The New York Stock Exchange and trade under the symbol “GETY.”

Item 2.	Identity and Background

(a) Schedule 13D is being filed jointly by Koch Icon Investments, LLC (“Koch Icon”), Koch Equity Development LLC (“Koch Equity “), Koch Investments Group, LLC (“KIG”), Koch Investments Group Holdings, LLC (“KIGH”) and Koch Industries, Inc. (“Koch Industries”) (each a “Reporting Person,” and collectively, the “Reporting Persons”).

(1) Koch Icon is a Delaware limited liability company and a subsidiary of Koch Equity. Koch Icon is principally engaged in the business of investing in other companies.

(2) Koch Equity is a Delaware limited liability company and a subsidiary of KIG. Koch Equity is principally engaged in the business of investing in and acquiring other companies.

(3) KIG is a Delaware limited liability company and a subsidiary of KIGH. KIG is principally engaged as a holding company for Koch Equity.

(4) KIGH is a Delaware limited liability company and a subsidiary of Koch Industries. KIGH is principally engaged as a holding company for KIG.

(5) Koch Industries is a privately-held Kansas corporation that owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; ranching; commodity trading; and investments.

Koch Icon is beneficially owned by Koch Equity, Koch Equity is beneficially owned by KIG, KIG is beneficially owned by KIGH, and KIGH is beneficially owned by Koch Industries, in each case by means of ownership of all voting equity instruments.

Koch Industries, Koch Equity, KIG, and KIGH may be deemed to beneficially own the Public Shares of the Issuer held by Koch Icon by virtue of (i) Koch Industries’ beneficial ownership of KIGH, (ii) KIGH’s beneficial ownership of KIG, (iii) KIG’s beneficial ownership of Koch Equity and (iv) Koch Equity’s beneficial ownership of Koch Icon.

The filing of this Schedule 13D shall not be construed as an admission that any of Koch Equity, KIG, KIGH, or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D.

(b)-(c) The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch Industries, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of, and all of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

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Item 3.	Source and Amount of Funds or Other Consideration

On July 22, 2022 (the “Closing Date”), Issuer consummated the previously announced business combination pursuant to that certain Business Combination Agreement, dated as of December 9, 2021 (the “Business Combination Agreement”), by and among CC Neuberger Principal Holdings II, a Cayman Island except company (“CCNB”), Vector Holding, LLC, a Delaware limited liability company (“New CCNB”), Vector Domestication Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of New CCNB (“Domestication Merger Sub”), Griffey Global Holdings, Inc., a Delaware corporation (“Griffey Global”), Vector Merger Sub 1, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB (“G Merger Sub 1”), Vector Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB (“G Merger Sub 2”), and Griffey Investors, L.P., a Delaware limited partnership (the “Partnership”), which provided for, among other things, (a) on the business day prior to the Closing Date, the conversion of New CCNB from a Delaware limited liability company to a Delaware corporation (the “Statutory Conversion”), (b) the merger of CCNB with and into Domestication Merger Sub, with Domestication Merger Sub surviving (the “Domestication Merger”) as a direct subsidiary of New CCNB, (c) the merger of G Merger Sub 1 with and into Griffey Global, with Griffey Global surviving as a subsidiary of Domestication Merger Sub and an indirect subsidiary of New CCNB (the “First Getty Merger”), and (d) the merger of Griffey Global with and into G Merger Sub 2, with G Merger Sub 2 surviving as a direct subsidiary of Domestication Merger Sub and an indirect subsidiary of New CCNB (the “Second Getty Merger,” and together with the First Getty Merger, the “Getty Mergers,” which together with the Domestication Merger and the other transactions and ancillary agreements contemplated by the Business Combination Agreement, the “Business Combination”). In connection with the closing of the Business Combination (the “Closing”), New CCNB changed its name from “Vector Holding, LLC” to “Getty Images Holdings, Inc.” As of the Closing, Koch Icon beneficially owned 65,935,749 Public Shares.

The foregoing description of the Business Combination Agreement is not complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached to this report as Exhibit 99.1.

Pursuant to the Business Combination Agreement, Koch Icon had the contingent right to receive, for no additional consideration, a pro rata amount of Public Shares of the Issuer in each of three earnout periods, if at any time during the 10 year period following July 22, 2022 the volume weighted average price of a Class A Common Stock was greater than or equal to, for any 20 trading days within any 30 consecutive trading day period (an “earnout period”): $12.50 for the first earnout period (the “First Price Triggering Event”); $15.00 for the second earnout period (the “Second Price Triggering Event”); and $17.50 for the third earnout period (the “Third Price Triggering Event”) as adjusted pursuant to the Business Combination Agreement (the “earnout right”).

The First Price Triggering Event occurred on August 24, 2022, upon which Koch Icon became entitled to receive 4,854,501 Public Shares of the Issuer. Each of the Second Price Triggering Event and the Third Price Triggering Event occurred on August 25, 2022, upon which Koch Icon became entitled to receive an aggregate 9,709,003 Public Shares of the Issuer.

To the extent applicable, the acquisitions of the predecessor securities exchanged for or converted into the Public Shares were funded with the working capital of Koch Industries.

Item 4.	Purpose of the Transaction

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons acquired the Public Shares for investment purposes.

The Reporting Persons review their investment in the Issuer on a continuing basis, and may determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them, through public offerings (including pursuant to a resale registration statement filed by the Issuer) or private transactions, or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. From time to time, the Reporting Persons may engage in discussions with the board of directors of the Issuer and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer’s business, operations, capital structure, governance, management, and strategy as well as potential financings, business combinations, strategic alternatives, and other matters concerning the Issuer. The Reporting Persons may communicate with other stockholders or third parties regarding the foregoing.

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Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons hold 80,499,253 Public Shares, representing approximately 20.4% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 394,703,178 Public Shares outstanding as of September 1, 2022, as set forth in the Issuer’s registration statement on Form S-1 filed with the SEC on September 2, 2022.

As described in more detail in Item 6 below, Koch Icon entered into a Stockholders Agreement as of the date of the Business Combination Agreement, by and among Koch Icon and the parties set forth on Schedule B (the “Stockholders Agreement Parties”). The Reporting Persons may be deemed to be members of a “group” with the Stockholders Agreement Parties within the meaning of Section 13(d)(3) of the Exchange Act. As such, the Reporting Persons may be deemed to beneficially own the Public Shares owned by the Stockholders Agreement Parties. To the knowledge of the Reporting Persons, the Stockholders Agreement Parties, as of September 1, 2022, may be deemed to beneficially own the Public Shares set forth in the section of the Issuer’s registration statement on Form S-1 filed with the SEC on September 2, 2022 entitled “Security Ownership of Certain Beneficial Owners and Management.” The Issuer and the Stockholders Agreement Parties will file with the SEC additional disclosures pertaining to the amount of Public Shares that they beneficially own over time, and such information should be referenced, as applicable. However, the Reporting Persons disclaim membership in any such group for all purposes and disclaim ownership of any Public Shares owned by the Stockholders Agreement Parties, and neither the fact of this filing or anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they are members of such a group.

(c) – Except as set forth in this Schedule 13D, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6. Certain terms used in Item 6 of this Schedule 13D have the same meaning as set forth in the Issuer’s proxy statement/prospectus statement dated June 30, 2022 (the “Proxy Statement”), and filed by the Issuer with the SEC on July 1, 2022.

Preferred Stockholders Agreement

On February 19, 2019, Koch Icon, the Partnership, and certain other parties entered into a stockholders agreement (the “Preferred Stockholders Agreement”) with Getty Images that provided for, among other things, certain voting rights, information rights, board nomination rights and drag-along rights. The Preferred Stockholders Agreement terminated in connection with the Business Combination.

The foregoing description of the Preferred Stockholders Agreement is not complete and is qualified in its entirety by reference to the full text of the Preferred Stockholders Agreement, a copy of which is attached to this report as Exhibit 99.2.

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Stockholders Agreement

On December 9, 2021, the Sponsor, the equityholders of the Sponsor, certain equityholders of Getty Images and certain other parties thereto entered into the Stockholders Agreement with New CCNB relating to, among other things, the composition of the New CCNB Board following the Closing, certain voting provisions and lock-up restrictions. Pursuant to the Stockholders Agreement, (i) the Sponsor and the Independent Directors (together with their respective successors and any permitted transferees) agreed to be subject to a twelve month lock-up period in respect of their Founder Shares (subject to certain customary exceptions) and (ii) the Getty Family Stockholders (together with their respective successors and any permitted transferees) and Koch Icon (together with its respective successors and any permitted transferees) agreed to be subject to a 180-day lock-up period in respect of certain of their shares of New CCNB Common Stock received in the Business Combination (subject to certain customary exceptions). Pursuant to the Stockholders Agreement, the initial composition of the New CCNB Board following the Closing will be (a) three directors nominated by Getty Investments (together with its successors and any permitted transferees), (b) two directors nominated by Koch Icon (together with its successors and any permitted transferees), (c) one director nominated by CC Capital (together with its successors and any permitted transferees), (d) the chief executive officer of Getty Images, (which will be Craig Peters at close) and (e) a number of independent directors sufficient to comply with the requisite independence requirements of the NYSE and the rules and regulations of the SEC. The number of nominees that each of Getty Investments (together with its successors and any permitted transferees), Koch Icon (together with its successors and any permitted transferees) and CC Capital (together with its successors and any permitted transferees) will be entitled to nominate pursuant to the Stockholders Agreement is subject to reduction based on the aggregate number of shares of New CCNB Class A Common Stock held by such stockholders, as further described in the Stockholders Agreement.

The foregoing description of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is attached to this report as Exhibit 99.3.

Registration Rights Agreement

On the Closing Date, New CCNB entered into the Registration Rights Agreement with the Sponsor, the Independent Directors, Getty Investments, Koch Icon and certain equityholders of Getty Images (such persons, the “Holders”). Pursuant to the terms of the Registration Rights Agreement, the Holders will be entitled to certain piggyback registration rights and customary demand registration rights.

The Registration Rights Agreement provides that New CCNB will agree that, as soon as practicable, and in any event within 30 days after the Closing, New CCNB will file with the SEC a shelf registration statement, and an initial shelf registration statement on Form S-1 was filed by the Issuer with the SEC on August 9, 2022. New CCNB will use its commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th day (or the 120th day if the SEC notifies New CCNB that it will “review” such shelf registration statement) following the filing deadline, in each case subject to the terms and conditions set forth therein; and New CCNB will not be subject to any form of monetary penalty for its failure to do so.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement , a copy of which is attached to this report as Exhibit 99.4.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1*	Business Combination Agreement by and among CC Neuberger Principal holdings II, Griffey Global Holdings, Inc. and the other parties thereto, dated as of December 9, 2021 (incorporated by reference to Exhibit 2.1 to Vector Holding, LLC’s Registration Statement on Form S-4, filed with the SEC on June 29, 2022).

99.2	Preferred Stockholders Agreement by and among Koch Icon, the Partnership, and certain other parties thereto, dated as of February 19, 2019.

99.3	Stockholders Agreement by and among Vector Holding, LLC, CC Neuberger Principal Holdings II Sponsor LLC, the equityholders of CC Neuberger Principal Holdings II Sponsor LLC, certain equityholders of Griffey Global Holdings, Inc. and certain other parties thereto, dated as of December 9, 2021 (incorporated by reference to Exhibit 10.7 of Vector Holding, LLC’s Registration Statement on Form S-4, filed with the SEC on June 29, 2022).

99.4	Registration Rights Agreement, by and among Getty Images Holdings, Inc., CC Neuberger Principal Holdings II, the Independent Directors (as defined therein), Getty Investments L.L.C., Koch Icon Investments, LLC and certain equity holders of Getty Images, dated as of the Closing Date (incorporated by reference to Exhibit 10.8 of Getty Images Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on July 28, 2022).

99.5	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2).

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2022

Koch Icon Investments, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch Equity Development LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch Investments Group, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Koch Icon Investments, LLC

Name	Position
Watson, Brett	President
Harris, Michael C.	Vice President
Schaeffer, Adam	Secretary
Strickler, Stephanie	Treasurer
Fazio, Raffaele	Assistant Secretary
Watson, Brett	Manager
Schaeffer, Adam	Manager
Harris, Michael C.	Manager

Managers and Executive Officers of Koch Equity Development LLC

Name	Position
Watson, Brett	President
Feilmeier, Steven J.	Vice President
Feilmeier, Steven J.	Manager
Harris, Michael C.	Vice President
Ressel, Blake Gregory	Vice President
Steich, Anthony	Vice President
Hewitt, Matthew	Vice President
Greco, Francis	Vice President
Healy, Justin	Vice President
Scribbins, Joseph	Vice President
Schaeffer, Adam	General Counsel and Secretary
Goering, Ross A.	Treasurer
Fazio, Raffaele	Assistant Secretary
Watson, Brett	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
Feilmeier, Steven J.	President
Feilmeier, Steven J.	Manager
Koch, C. Chase	Vice President
Watson, Brett	Vice President

Francis, Jake	Vice President
Park, David G.	Vice President
May, David J.	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	General Counsel and Secretary
Hannan, James B.	Manager
Dinkel, Richard K.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Feilmeier, Steven J.	President
Feilmeier, Steven J.	Manager
May, David J.	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	General Counsel and Secretary
Hannan, James B.	Manager
Dinkel, Richard K.	Manager

Directors and Executive Officers of Koch Industries, Inc.

Name	Position
Bushman, Randall A.	Vice President – Pension Management
Dinkel, Richard K.	Senior Vice President and Chief Financial Officer
Dotson, David C.	Vice President – Engineered Solutions
Ellender, Philip G.	Vice President – Government and Public Affairs
Fazio, Raffaele G.	Assistant Secretary
Feilmeier, Steven J.	Director
Feilmeier, Steven J.	Executive Vice President and Chief Executive Officer– Investments
Flesher, Gregory W.	Director
Gentry, Jeffrey N.	Director
Geoffroy, Raymond F. III	Vice President, General Counsel and Secretary
Goering, Ross A.	Treasurer
Hannan, James B.	Director
Hannan, James B.	Executive Vice President & Chief Executive Officer – Enterprises
Humphrey, Mark E.	Assistant Treasurer
Humphrey, Mark E.	Senior Vice President—Tax
Koch, C. Chase	Director
Koch, Charles G.	Director
Koch, Charles G.	Chairman of the Board and Chief Executive Officer
Koch, Julia F.	Director
Luetters, Mark E.	Vice President – Ag and Energy

Marshall, Elaine T.	Director
May, David J.	Vice President – Investment Management
Palmer, Kristi	Controller
Razook, Bradley J.	Director
Razook, Bradley J.	Executive Vice President & Chief Executive Officer – Resources
Robertson, David L.	Director
Robertson, David L.	President and Chief Operating Officer

Schedule B

Stockholders Agreement Signatories

The following list sets forth the name of the signatories to the Stockholders Agreement.

Vector Holding, LLC

Getty Images Holdings, Inc.

Getty Investments L.L.C.

Mark Getty

The October 1993 Trust and The Options Settlement

Koch Icon Investments, LLC

CC Neuberger Principal Holdings II Sponsor LLC

CC NB Sponsor 2 Holdings LLC

Neuberger Berman Opportunistic Capital Solutions Master Fund LP

Joel Alsfine

James Quella

Jonathan Gear